Exhibit 2.2

CONFIDENTIAL	Execution version

Dated 26 May 2016

HERCULES BRITISH OFFSHORE LIMITED

as Existing Contractor

MAERSK OIL NORTH SEA UK LIMITED

as Operator

and

MAERSK HIGHLANDER UK LIMITED

as New Contractor

Novation and amendment agreement in

respect of CONTRACT NO 173756 for the

provision of a harsh environment jack-up drilling unit for Culzean

Contents

Clause		Page

1	Definitions and Interpretation	1

2	Effective Time	3

3	Direct Agreement	3

4	Novation and Release of Obligations	3

5	Indemnity	4

6	Confidentiality	4

7	Drilling Contract Amendments	4

8	Confirmations	5

9	Notices	5

10	Miscellaneous	7

Schedule 1 Novated Drilling Contract Amendments		8

Schedule 2 Drilling Contract		9

THIS NOVATION AND AMENDMENT AGREEMENT (this Agreement) is dated 26 May 2016 and made BY and AMONG:

(1)	Existing Contractor:	Hercules British Offshore Limited, a company incorporated under the laws of England and Wales
(company number 09033092), whose registered office is at Ince & Co LLP, Aldgate Tower, 2 Leman
Street, London, E1 8QN

(2)	Operator:	Maersk Oil North Sea UK Limited, a company incorporated under the laws of England and Wales (company number 03682299), whose registered office is at Maersk House, Braham Street, London, E1 8EP

(3)	New Contractor:	Maersk Highlander UK Limited., a company incorporated under the laws of laws of England and Wales (company registration number 10195411) whose registered office is at Maersk House, Braham Street, London E1 8EP

RECITALS:

(A)	The Existing Contractor and the Operator entered into that certain drilling services agreement (Contract No. 173756) dated 19 May 2014 (as amended by all amendments and change orders thereto to date, the Drilling Contract), as further described in Schedule 2 and as further amended from time to time, whereby the Existing Contractor agreed to provide drilling services to the Operator with the Friede & Goldman design JU2000E heavy duty jack-up rig known as “Hercules Highlander” with IMO number 9745249 (the Drilling Unit) which is currently being fabricated by Jurong Shipyard Pte Ltd. (Jurong) for Hercules North Sea, Limited (HNSL);

(B)	HNSL, the Existing Contractor, the New Contractor and Jurong (among others) entered into that certain tripartite agreement to be dated on or about the date of this Agreement (the Tripartite Agreement), whereby the New Contractor has agreed to purchase the Drilling Unit from Jurong and Jurong has agreed to release HNSL from its obligation to purchase the Drilling Unit; and

(C)	the Parties have agreed that (i) the New Contractor will assume all rights, interests, and claims (collectively, the Drilling Rights) together with all liabilities, obligations, and duties (collectively, the Drilling Obligations) of the Existing Contractor arising out of or related to the Drilling Contract, (ii) the Operator will terminate and release Hercules International Holdings, Ltd. from the Parent Guarantee (as defined below), and (iii) the Operator will release the Existing Contractor, its affiliates, and its or their employees, agents or representatives (collectively, the Hercules Parties), from any and all claims, obligations, duties or liabilities arising out of or related to the Drilling Contract, the Parent Guarantee and the Direct Agreement (as defined below) (collectively, the Hercules Obligations).

NOW IT IS HEREBY AGREED AS FOLLOWS:

1	Definitions and Interpretation

1.1	Capitalised words and expressions used but not defined in this Agreement shall have the meanings they are given in the Drilling Contract.

1.2	In this Agreement, unless the context otherwise requires:

Business Day means any day (other than a Saturday or Sunday) on which banks are open for business in London and New York;

New Contractor Group means the New Contractor and each undertaking which is for the time being a Related Undertaking of the New Contractor;

Novated Drilling Contract means the Drilling Contract as the same has been amended, supplemented and novated pursuant to the terms of this Agreement;

Parties means the Existing Contractor, the Operator and the New Contractor and “Party” means any of them (as the context requires); and

Related Undertaking means, in respect of a person, any other person that is:

(a)	a parent undertaking or subsidiary undertaking of that person; or

(a)	a subsidiary undertaking of a parent undertaking of that person,

(and for these purposes “subsidiary undertaking” and “parent undertaking” shall have the meanings given to them in the Companies Act 2006).

1.3	Notwithstanding the provisions of Clause 1.5(b), references herein to the “Drilling Contract” shall (unless otherwise specified in this Agreement) be deemed not to include the amendment, supplement and novation thereof constituted by this Agreement.

1.4	Clause headings are inserted for convenience of reference only, have no legal effect and shall be ignored in the interpretation of this Agreement.

1.5	In this Agreement, unless a contrary indication appears:

(a)	references to Clauses and the Schedules are to be construed as references to the Clauses of, and the Schedules to, this Agreement and references to this Agreement include the Schedules;

(b)	subject as provided in Clause 1.3, references to (or to any specified provision of) this Agreement or any other document shall include this Agreement, that document or the relevant provision as it may from time to time be amended but so that the above is without prejudice to any requirement in this Agreement or any other document that the prior consent of any party be obtained;

(c)	a reference to an “amendment” includes a supplement, novation, restatement or re-enactment and “amended” will be construed accordingly;

(d)	words importing the plural shall include the singular and vice versa, and words importing a gender include every gender;

(e)	references to a person shall be construed as including references to an individual, firm, company, corporation, unincorporated association or body of persons and any government entity, whether or not having separate legal personality and references to any Party shall be construed so as to include the successors, permitted assignees and permitted transferees of the relevant person;

(f)	references to any provision of law is a reference to such provision as applied, amended, extended or re-enacted and includes any subordinate legislation;

(g)	a reference to an “approval” shall be construed as a reference to any approval, consent, authorisation, exemption, permit, licence, registration, filing or enrolment by or with any competent authority; and

(h)	a reference to “including” shall be construed as a reference to “including without limitation”, so that any list of items or matters appearing after the word “including” shall be deemed not to be an exhaustive list, but shall be deemed rather to be a representative list, of those items or matters forming a part of the category described prior to the word “including”.

1.6	Clause 26.5 of the Section II of the Drilling Contract is incorporated herein as if set out in full herein, as if all references to “Contract” were a reference to this Agreement.

2	Effective Time

2.1	The novation and release contemplated by this Agreement shall be effective as of the date hereof (the Effective Time) when signed by the Parties.

3	Direct Agreement

3.1	The Operator hereby agrees and covenants that it will not (i) serve a Step-In Notice (as such term is defined in that certain direct agreement by and among the Operator, HNSL and Jurong, dated 22 May 2015 (the Direct Agreement), (ii) exercise its option to step into HNSL’s place, as provided under that certain construction contract by and between HNSL and Jurong dated 19 May 2014 (the Construction Contract), or (iii) assert any actions, claims, liens, encumbrances, rights, demands and set-offs it may have or have had against HNSL arising out of or related to the Construction Contract and/or the Direct Agreement.

4	Novation and Release of Obligations

Novation

4.1	As of and with immediate effect from the Effective Time:

(a)	the Existing Contractor releases the Operator from the Operator’s Drilling Obligations under the Drilling Contract, and the Operator agrees that it has no further Drilling Rights against the Existing Contractor arising out of or relating to the Drilling Contract;

(b)	the Operator releases the Existing Contractor from any and all of the Existing Contractor’s Drilling Obligations arising out of or relating to the Drilling Contract;

(c)	the Existing Contractor agrees that it has no further Drilling Rights against the Operator under the Drilling Contract and shall cease to be a party to the Drilling Contract;

(d)	the New Contractor agrees to assume the Drilling Rights and Drilling Obligations of the “Contractor” under the Drilling Contract (as amended and novated hereby) and to perform the Drilling Obligations of the “Contractor” under the Novated Drilling Contract;

(e)	the Operator consents to and accepts the assumption by the New Contractor of the Drilling Rights and the Drilling Obligations of the “Contractor” under the Drilling Contract (as amended and novated hereby), and the New Contractor’s agreement to perform the Drilling Obligations of the “Contractor” under the Novated Drilling Contract;

(f)	the Operator acknowledges that its obligations, duties and liabilities under the Novated Drilling Contract are owed to the New Contractor, and agrees with the New Contractor to perform the obligations of the “Company” under the Novated Drilling Contract; and

(g)	all references to the Existing Contractor in the Drilling Contract shall be read and construed as references to the New Contractor.

Release of Obligations

4.2	As of and with immediate effect from the Effective Time:

(a)

Each of the Operator and the New Contractor, on behalf of themselves, their successors, their affiliates and representatives and their successors and assigns (i) releases, acquits, waives and forever discharges the Hercules Parties from any and all actions, liabilities, claims, liens, encumbrances, rights, demands and set-offs arising out of, or in connection with, the Hercules Obligations, whether in this jurisdiction or any other, and from all (if any) liability to the Operator (whether in contract, tort, equity or otherwise), including without limitation claims arising in tort or under contract, arising from, or in connection with any act or omission of the Hercules Parties in the discharge or purported discharge of all or any of the Existing Contractor’s obligations to the Operator under the Drilling Contract or the Direct Agreement, whether arising before, on or after the Effective Time and in each case whether presently known or unknown to the Operator or the New Contractor or the law, and (ii) agrees and acknowledges that it has no further rights against the Hercules Parties under the Drilling Contract, the Parent Guarantee or the Direct Agreement; and

(b)	each of the Operator and New Contractor shall have the right to enforce the Drilling Contract and pursue any claims or demands under the Drilling Contract against the other with respect to matters arising before, or after the date hereof as though the New Contractor were the original party to the Drilling Contract instead of the Existing Contractor; and

(c)	the Operator irrevocably (i) terminates that certain parent guarantee dated 19 May 2014 granted by Hercules International Holdings, Ltd. (HIHL) in favour of the Operator (the Parent Guarantee), (ii) forever releases acquits, waives and forever discharges HIHL and its Related Parties from any and all its obligation, duties and liabilities of whatever nature arising out of or related to the Parent Guarantee, and (iii) agrees that it has no further rights or claims against HIHL arising out of or related to the Drilling Contract, the Direct Agreement or the Parent Guarantee.

4.3	Each of the New Contractor and the Operator agrees, on behalf of itself and on behalf of its parents, subsidiaries, assigns, transferees, representatives, principals, agents, officers and directors, not to sue, commence, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted against the Hercules Parties or HIHL any action, suit or other proceeding concerning the Hercules Obligations, in this jurisdiction or any other.

4.4	Notwithstanding the foregoing releases, the Existing Contractor agrees to continue to comply with the provisions of clause 10.6 after the Effective Time.

5	Indemnity

5.1	The New Contractor shall indemnify, defend and hold harmless the Existing Contractor from any and all claims, demands, liabilities, costs, expenses, damages and losses (including but not limited to any direct, indirect, or consequential losses, loss of profit, loss of reputation and all interest, penalties and legal costs) that the Existing Contractor suffers or incurs arising out of or in connection whatsoever with the Drilling Rights or the Drilling Obligations in respect of the period after the Effective Time, or any breach, act or omission by the New Contractor in the discharge or purported discharge of all or any of the New Contractor’s obligations to the Operator under the Drilling Contract in respect of the period after the Effective Time.

6	Confidentiality

Notwithstanding the provisions contained in Clause 4, the Existing Contractor shall be bound by this Clause 6, which shall take effect as an agreement separate and independent from the Drilling Contract, to observe and perform such duties of confidentiality and non-disclosure owed to such persons as would have been applicable to it under the Drilling Contract had it continued to be a party to such document.

7	Drilling Contract Amendments

7.1	Save as constituted by this Agreement, various change orders, Amendment No. 1 dated 29 October 2014 and the Direct Agreement, there have been no amendments to the Drilling Contract and the Drilling Contract and the Direct Agreement represents all of the documents to which the Operator and the Existing Contractor are a party and which have been entered into prior to the Effective Time relating to the Drilling Unit and the Work.

7.2	With immediate effect from the Effective Time the Drilling Contract shall be and is amended as set out in Schedule 1 and as so amended shall constitute the Novated Drilling Contract.

7.3	With immediate effect from the Effective Time, all references to the Drilling Contract contained in any documents delivered under or pursuant to the Drilling Contract shall be construed as references to the Novated Drilling Contract.

8	Confirmations

8.1	With effect from the date hereof and immediately prior to the Effective Time, the Operator and the New Contractor acknowledges and agrees that pursuant to the change orders listed in Schedule 2, the amounts due and owing from the Operator to the Existing Contractor are, in aggregate, $6,233,390. Notwithstanding anything to the contrary in the Drilling Contract, as of and with effect from the Effective Time, the Operator shall pay (promptly upon receipt of an invoice) the New Contractor $6,233,390 in satisfaction of such obligations under and pursuant to the Novated Drilling Contract.

8.2	So far as the Operator is aware, the Existing Contractor has complied in full with all of its obligations owed to the Operator under the terms of the Drilling Contract.

8.3	The Operator has not exercised any option to extend the Term of the Drilling Contract. The Operator has not terminated the Drilling Contract.

8.4	So far as the Operator is aware, no right to terminate the Drilling Contract in accordance with Clause 22.1 therein has occurred which is continuing.

8.5	The mobilisation fee referred to in Clause 1.6 of Appendix III of the Drilling Contract has not yet been invoiced or paid.

8.6	The Operator confirms that it has performed all inspections as it requires prior to the Drilling Unit’s delivery to the New Contractor and forming part of the Shipyard Inspection and Commissioning Procedures (as defined in the Project Supervision Agreement and referenced in Clause 4.9 of the Drilling Contract) and, without prejudice to any action item, corrective item or punch list that may be outstanding and arising otherwise than in relation to these Operator inspections, including in relation to the PVIAT, no Action Items arising out of these same Operator inspections have been identified.

9	Notices

Communications in writing

9.1	Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

Addresses

9.2	The address or fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is that identified with the name of the relevant Party below or any substitute address, fax number or department or officer as the relevant Party may notify to the other by not less than five Business Days’ notice.

(a)	the Existing Contractor at:

Address:	Claus Feyling, c/o Ince & Co. LLP, Aldgate Tower, 2 Leman Street, London E1 8QN

Phone:	+1-7130349-3115

Email:	cfeyling@herculesoffshore.com

Copy to:	Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, TX 77046
Attn: Beau M. Thompson
Fax: +1-713-350-5109
Email: bthompson@herculesoffshore.com

(a)	the New Contractor at:

Address:	Maersk House, Braham Street, London E1 8EP and with effect from Friday 27th May to 13th Floor, Aldgate Tower, 2 Leman Street, London E1 8FA

Phone:	02077125007

Email:	john.kilby@maersk.com

(b)	the Operator at:

Address:	Maersk House, Crawpeel Road, Altens, Aberdeen AB12 3LG

Attention:	Legal Director

Fax:	+44 (0) 1224 242116

Delivery

9.3	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(a)	if by way of fax, when received in legible form; or

(b)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under Clause 9.2 (Addresses), if addressed to that department or officer.

Notification of address or fax number

9.4	Each Party shall notify the other promptly of changing its own address or fax number.

Electronic communication

9.5	Any communication to be made between the Parties under or in connection with the Drilling Contract and/or this Agreement may be made by electronic mail or other electronic means, if the Parties:

(a)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(b)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(c)	notify each other of any change to their address or any other such information supplied by them.

9.6	Any electronic communication made between the Parties will be effective only when actually received in readable form.

10	Miscellaneous

Governing law

10.1	This Agreement and any non-contractual obligations connected with it are governed by English law.

Jurisdiction

10.2	The courts of England have exclusive jurisdiction to settle any dispute arising out of, or in connection with, this Agreement or any non-contractual obligations connected with it (including a dispute regarding the existence, validity or termination of the Agreement) (a Dispute).

10.3	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will dispute to the contrary.

10.4	Without prejudice to Clause 26.5 of the Drilling Contract (as incorporated herein pursuant to Clause 1.6) and save for HNSL, no term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to it.

10.5	If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, the invalidity or unenforceability shall not affect the remaining provisions of this Agreement and all provisions not affected by such invalidity or unenforceability shall remain in full force and effect. The Parties agree to attempt to substitute, for any invalid or unenforceable provision, a valid or enforceable provision which achieves to the greatest possible extent, the economic, legal and commercial objectives of the invalid or unenforceable provision.

Further Assurances

10.6	Each Party to this Agreement shall, at its own cost, but without incurring cost to the Hercules parties, promptly do all such acts or execute all such documents (including assignments, transfers, notices and instructions) as any other Party may reasonably specify to give effect to, facilitate, complete, enable, create, maintain and/or perfect the transactions contemplated hereby and/or referred to herein or for the exercise of any rights, powers and remedies of the Parties or by law and/or to confer on the Parties to the fullest extent the rights intended to be conferred by this Agreement.

Counterparts

10.7	This Agreement may be executed in any number of counterparts as necessary but all such counterparts shall together constitute one legal instrument.

Amendments

10.8	No amendments to this Agreement shall be effective unless evidenced in writing and signed by the Parties to the Agreement.

THIS AGREEMENT has been executed as a deed and it has been delivered and takes effect on the date stated at the beginning of this Agreement.

EXECUTION PAGE

Executed as a deed by		)

HERCULES BRITISH OFFSHORE LIMITED		)
acting by:	Claus E. Feyling	)	/s/ Claus E. Feyling

Director

in the presence of:	/s/ Thrine Seglem

Name of witness:	Thrine Seglem

Address:	Ludvig Feyling SGT 18, 4370
Egersund, Norway

Executed as a deed by		)

MAERSK HIGHLANDER UK LIMITED		)
acting by:	John Kilby	)	/s/ John Kilby

Director

in the presence of:	/s/ Michael Youseman

Name of witness:	Michael Youseman

Address:	c/o The Maersk Company Ltd.
Maersk House, London E1 8EP

Executed as a deed by

MAERSK OIL NORTH SEA UK LIMITED
acting by:	Glenn Corr		/s/ Glenn Corr

Director

in the presence of:	/s/ Scott Smith

Name of witness:	Scott John Smith

Address:	c/o Maersk House
Crawpeel Road Alten S Aberdeen